August 10, 2006

VIA U.S. MAIL AND FAX

William White
Chief Financial Officer
California News Tech
825 Van Ness Avenue, Suite 406-407
San Francisco, CA 94109

Re: California News Tech
        File No. 000-50762
        Form 10-K for Fiscal Year Ended
        December 31, 2005

Dear Mr. White:

        We have reviewed your response letter dated May 16, 2006 and have the
following additional comment. If you disagree with our comment, we will consider your
explanation as to why our comment is not applicable. Please be as detailed as necessary
in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Product Development, Page F-7

1.   We have considered your response to our prior comment one. We are still
        unclear how your current accounting policies complies with the provisions of
        paragraph 8 of SFAS 86 and paragraphs 34-38 of SOP 98-1. Specifically, SFAS
        86 indicates that amortization should commence when the product is available for
        general release to customers, and SOP 98-1 indicates that amortization should
        commence when the software is ready for its intended use regardless of whether
        it has been placed in service. Additionally, it is unclear how your amortization
        methodology complies with that described in paragraphs 8-9 of SFAS 86 or

paragraphs 34-38 of SOP 98-1. Please explain to us how you have complied with this literature.

Please respond to the comment included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant